FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form

20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 2012

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2012	By:	/s/ EIJI MIURA
Eiji Miura
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2012 (U.S. GAAP)

Date:	October 29, 2012
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the six months ended September 30
	2011		2012
	(Millions of yen, except per share data)
		% Change from September 30, 2010		% Change from September 30, 2011
Total revenue	804,857	26.9%	900,819	11.9%
Net revenue	631,954	18.0%	770,933	22.0%
Income (loss) before income taxes	(10,274)	—%	55,083	—%
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(28,321)	—%	4,700	—%
Comprehensive income (loss)	(65,023)	—%	(8,016)	—%
Basic-Net income (loss) attributable to NHI shareholders per share (Yen)	(7.81)		1.28
Diluted-Net income (loss) attributable to NHI shareholders per share (Yen)	(7.81)		1.25
Return on shareholders’ equity – annualized	(2.7%)		0.4%

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At September 30
	2012	2012
	(Millions of yen, except per share data)
Total assets	35,697,312	35,394,322
Total equity	2,389,137	2,387,447
Total NHI shareholders’ equity	2,107,241	2,096,607
Total NHI shareholders’ equity as a percentage of total assets	5.9%	5.9%
Total NHI shareholders’ equity per share (Yen)	575.20	567.43

2. Cash dividends

	For the year ended March 31
	2012	2013	2013 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	2.00	—
At December 31	—	—	—
At March 31	2.00	—	Unconfirmed
For the year	6.00	—	Unconfirmed

Note:	Nomura plans to forgo dividend distribution for Q3 of fiscal year 2013. Fiscal year 2013 Q4 dividend amount is not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2013”.

3. Earnings forecasts for the year ending March 31, 2013

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : None
b)	Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2012	2012
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	159,078,706	127,624,128

	For the six months ended September 30
	2011	2012
Average number of shares outstanding (year-to-date)	3,627,116,186	3,682,504,520

* Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended September 30, 2012, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	632.0	770.9	22.0
Non-interest expenses	642.2	715.9	11.5

Income (loss) before income taxes	(10.3)	55.1	—
Income tax expense	15.9	43.6	173.7

Net income (loss)	(26.2)	11.4	—

Less: Net income (loss) attributable to noncontrolling interests	2.1	6.7	220.8

Net income (loss) attributable to NHI shareholders	(28.3)	4.7	—

Return on shareholders’ equity* – annualized	(2.7%)	0.4%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported Net revenue of 770.9 billion yen for the six months ended September 30, 2012, an increase of 22.0% from the same period in the prior year. Non-interest expenses increased by 11.5% from the same period in the prior year to 715.9 billion yen. Income before income taxes was 55.1 billion yen and Net income attributable to NHI shareholders was 4.7 billion yen for the six months ended September 30, 2012.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	635.6	764.9	20.3
Non-interest expenses	642.2	715.9	11.5

Income (loss) before income taxes	(6.6)	49.1	—

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, Net revenue for the six months ended September 30, 2012 was 764.9 billion yen, an increase of 20.3% from the same period in the prior year. Non-interest expenses increased by 11.5% from the same period in the prior year to 715.9 billion yen. Income before income taxes was 49.1 billion yen for the six months ended September 30, 2012. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	178.2	163.5	(8.2)
Non-interest expenses	145.4	140.3	(3.5)

Income (loss) before income taxes	32.7	23.2	(29.3)

Net revenue decreased by 8.2% from the same period in the prior year to 163.5 billion yen, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 3.5% to 140.3 billion yen. As a result, Income before income taxes decreased by 29.3% to 23.2 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	34.8	31.9	(8.4)
Non-interest expenses	22.6	21.9	(3.1)

Income (loss) before income taxes	12.2	9.9	(18.3)

Net revenue decreased by 8.4% from the same period in the prior year to 31.9 billion yen. Non-interest expenses decreased by 3.1% to 21.9 billion yen. As a result, Income before income taxes decreased by 18.3% to 9.9 billion yen. Assets under management were 22.7 trillion yen at the end of September 2012.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	221.5	259.0	16.9
Non-interest expenses	308.1	267.3	(13.2)

Income (loss) before income taxes	(86.6)	(8.4)	—

Note: Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Net revenue increased by 16.9% from the same period in the prior year to 259.0 billion yen, due primarily to increasing net gain on trading. Non-interest expenses decreased by 13.2% to 267.3 billion yen. As a result, Loss before income taxes was 8.4 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue	201.1	310.6	54.4
Non-interest expenses	166.1	286.2	72.4

Income (loss) before income taxes	35.0	24.3	(30.6)

Note: Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Net revenue was 310.6 billion yen. Income before income taxes was 24.3 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2012, were 35.4 trillion yen, a decrease of 303.0 billion yen compared to March 31, 2012, mainly due to the decrease in Securities borrowed. Total liabilities as of September 30, 2012 were 33.0 trillion yen, a decrease of 301.3 billion yen compared to March 31, 2012, mainly due to the decrease in Trading liabilities. Total equity as of September 30, 2012 was 2.4 trillion yen, a decrease of 1.7 billion yen compared to March 31, 2012.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 27, 2012) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 27, 2012) for the year ended March 31, 2012.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2012	September 30, 2012	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,070,520	716,712	(353,808)
Time deposits	653,462	403,955	(249,507)
Deposits with stock exchanges and other segregated cash	229,695	189,739	(39,956)

Total cash and cash deposits	1,953,677	1,310,406	(643,271)

Loans and receivables:
Loans receivable	1,293,372	1,227,849	(65,523)
Receivables from customers	58,310	101,868	43,558
Receivables from other than customers	864,629	1,476,183	611,554
Allowance for doubtful accounts	(4,888)	(4,134)	754

Total loans and receivables	2,211,423	2,801,766	590,343

Collateralized agreements:
Securities purchased under agreements to resell	7,662,748	7,865,429	202,681
Securities borrowed	6,079,898	5,203,968	(875,930)

Total collateralized agreements	13,742,646	13,069,397	(673,249)

Trading assets and private equity investments:
Trading assets*	13,921,639	14,334,345	412,706
Private equity investments	201,955	187,980	(13,975)

Total trading assets and private equity investments	14,123,594	14,522,325	398,731

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,804 million as of March 31, 2012 and ¥369,255 million as of September 30, 2012)	1,045,950	1,067,634	21,684
Non-trading debt securities*	862,758	820,033	(42,725)
Investments in equity securities*	88,187	93,062	4,875
Investments in and advances to affiliated companies*	193,954	198,073	4,119
Other	1,475,123	1,511,626	36,503

Total other assets	3,665,972	3,690,428	24,456

Total assets	35,697,312	35,394,322	(302,990)

*	Including securities pledged as collateral

Millions of yen
March 31, 2012	September 30, 2012	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,185,613	866,417	(319,196)
Payables and deposits:
Payables to customers	764,857	829,305	64,448
Payables to other than customers	767,860	312,111	(455,749)
Deposits received at banks	904,653	920,734	16,081

Total payables and deposits	2,437,370	2,062,150	(375,220)

Collateralized financing:
Securities sold under agreements to repurchase	9,928,293	10,998,258	1,069,965
Securities loaned	1,700,029	2,129,328	429,299
Other secured borrowings	890,952	811,050	(79,902)

Total collateralized financing	12,519,274	13,938,636	1,419,362

Trading liabilities	7,495,177	6,804,079	(691,098)
Other liabilities	1,165,901	1,249,083	83,182
Long-term borrowings	8,504,840	8,086,510	(418,330)

Total liabilities	33,308,175	33,006,875	(301,300)

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2012 and
3,822,562,601 shares as of September 30, 2012
Outstanding	-	3,663,483,895 shares as of March 31, 2012 and 3,694,938,473 shares as of September 30, 2012	594,493	594,493	—
Additional paid-in capital	698,771	690,135	(8,636)
Retained earnings	1,058,945	1,056,255	(2,690)
Accumulated other comprehensive income (loss)	(145,149)	(163,862)	(18,713)

Total NHI shareholders’ equity before treasury stock	2,207,060	2,177,021	(30,039)
Common stock held in treasury, at cost -
159,078,706 shares as of March 31, 2012 and 127,624,128 shares as of September 30, 2012	(99,819)	(80,414)	19,405

Total NHI shareholders’ equity	2,107,241	2,096,607	(10,634)

Noncontrolling interests	281,896	290,840	8,944

Total equity	2,389,137	2,387,447	(1,690)

Total liabilities and equity	35,697,312	35,394,322	(302,990)

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Revenue:
Commissions	182,706	149,646	(18.1)
Fees from investment banking	27,589	27,514	(0.3)
Asset management and portfolio service fees	75,767	67,224	(11.3)
Net gain on trading	93,484	173,328	85.4
Gain (loss) on private equity investments	(8,265)	(5,088)	—
Interest and dividends	240,375	196,303	(18.3)
Gain (loss) on investments in equity securities	(3,141)	5,909	—
Other	196,342	285,983	45.7

Total revenue	804,857	900,819	11.9
Interest expense	172,903	129,886	(24.9)

Net revenue	631,954	770,933	22.0

Non-interest expenses:
Compensation and benefits	278,876	258,269	(7.4)
Commissions and floor brokerage	46,997	43,882	(6.6)
Information processing and communications	87,091	87,669	0.7
Occupancy and related depreciation	47,063	46,250	(1.7)
Business development expenses	21,668	22,502	3.8
Other	160,533	257,278	60.3

Total non-interest expenses	642,228	715,850	11.5

Income (loss) before income taxes	(10,274)	55,083	—
Income tax expense	15,947	43,646	173.7

Net income (loss)	(26,221)	11,437	—

Less: Net income attributable to noncontrolling interests	2,100	6,737	220.8

Net income (loss) attributable to NHI shareholders	(28,321)	4,700	—

	Yen		% Change
Per share of common stock:

Basic-
Net income (loss) attributable to NHI shareholders per share	(7.81)	1.28	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	(7.81)	1.25	—

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net income (loss)	(26,221)	11,437	—
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(39,995)	(21,343)	—
Defined benefit pension plans:
Pension liability adjustment	890	4,062	356.4
Deferred income taxes	(361)	(1,123)	—

Total	529	2,939	455.6

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	1,039	(1,032)	—
Deferred income taxes	(375)	(17)	—

Total	664	(1,049)	—

Total other comprehensive income (loss)	(38,802)	(19,453)	—

Comprehensive income (loss)	(65,023)	(8,016)	—
Less: Comprehensive income attributable to noncontrolling interests	486	5,997	—

Comprehensive income (loss) attributable to NHI shareholders	(65,509)	(14,013)	—

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net revenue

Business segment information:
Retail	178,169	163,497	(8.2)
Asset Management	34,794	31,857	(8.4)
Wholesale	221,532	258,977	16.9

Subtotal	434,495	454,331	4.6
Other	201,098	310,570	54.4

Net revenue	635,593	764,901	20.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	6,032	—

Net revenue	631,954	770,933	22.0

Non-interest expenses

Business segment information:
Retail	145,426	140,347	(3.5)
Asset Management	22,635	21,927	(3.1)
Wholesale	308,103	267,335	(13.2)

Subtotal	476,164	429,609	(9.8)
Other	166,064	286,241	72.4

Non-interest expenses	642,228	715,850	11.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	642,228	715,850	11.5

Income (loss) before income taxes

Business segment information:
Retail	32,743	23,150	(29.3)
Asset Management	12,159	9,930	(18.3)
Wholesale	(86,571)	(8,358)	—

Subtotal	(41,669)	24,722	—
Other *	35,034	24,329	(30.6)

Income (loss) before income taxes	(6,635)	49,051	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	6,032	—

Income (loss) before income taxes	(10,274)	55,083	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2011 (A)	September 30, 2012 (B)
Net gain (loss) related to economic hedging transactions	2,716	(267)	—
Realized gain (loss) on investments in equity securities held for operating purposes	498	(123)	—
Equity in earnings of affiliates	5,445	4,619	(15.2)
Corporate items	4,002	(420)	—
Other	22,373	20,520	(8.3)

Total	35,034	24,329	(30.6)

Note: Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2012
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	698,771
Gain (loss) on sales of treasury stock	(838)
Issuance and exercise of common stock options	(7,798)

Balance at end of period	690,135

Retained earnings
Balance at beginning of year	1,058,945
Net income attributable to NHI shareholders	4,700
Cash dividends	(7,390)

Balance at end of period	1,056,255

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)
Net change during the period	(20,983)

Balance at end of period	(131,635)

Defined benefit pension plans
Balance at beginning of year	(35,132)
Pension liability adjustment	3,062

Balance at end of period	(32,070)

Non-trading securities
Balance at beginning of year	635
Net unrealized gain (loss) on non-trading securities	(792)

Balance at end of period	(157)

Balance at end of period	(163,862)

Common stock held in treasury
Balance at beginning of year	(99,819)
Repurchases of common stock	(2)
Sale of common stock	0
Common stock issued to employees	19,612
Other net change in treasury stock	(205)

Balance at end of period	(80,414)

Total NHI shareholders’ equity

Balance at end of period	2,096,607

Noncontrolling interests
Balance at beginning of year	281,896
Net change during the period	8,944

Balance at end of period	290,840

Total equity

Balance at end of period	2,387,447

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2012
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012 (A)	September 30, 2012 (B)
Revenue:
Commissions	96,780	85,926	73,983	90,446	77,367	72,279	(6.6)	347,135
Fees from investment banking	13,770	13,819	17,246	14,803	10,383	17,131	65.0	59,638
Asset management and portfolio service fees	39,055	36,712	33,398	35,086	33,813	33,411	(1.2)	144,251
Net gain on trading	67,500	25,984	80,147	98,926	84,399	88,929	5.4	272,557
Gain (loss) on private equity investments	(5,950)	(2,315)	34,551	(1,188)	(5,387)	299	—	25,098
Interest and dividends	133,087	107,288	103,067	92,448	103,469	92,834	(10.3)	435,890
Gain (loss) on investments in equity securities	(597)	(2,544)	(2,778)	9,924	(7,061)	12,970	—	4,005
Other	83,365	112,977	141,887	224,957	142,610	143,373	0.5	563,186

Total revenue	427,010	377,847	481,501	565,402	439,593	461,226	4.9	1,851,760
Interest expense	96,645	76,258	76,564	66,434	70,339	59,547	(15.3)	315,901

Net revenue	330,365	301,589	404,937	498,968	369,254	401,679	8.8	1,535,859

Non-interest expenses:
Compensation and benefits	136,307	142,569	127,783	127,989	124,573	133,696	7.3	534,648
Commissions and floor brokerage	24,058	22,939	22,521	23,982	21,978	21,904	(0.3)	93,500
Information processing and communications	43,547	43,544	46,397	43,660	42,524	45,145	6.2	177,148
Occupancy and related depreciation	20,692	26,371	26,184	27,644	24,110	22,140	(8.2)	100,891
Business development expenses	9,335	12,333	12,723	14,097	11,329	11,173	(1.4)	48,488
Other	62,068	98,465	134,856	200,838	125,074	132,204	5.7	496,227

Total non-interest expenses	296,007	346,221	370,464	438,210	349,588	366,262	4.8	1,450,902

Income (loss) before income taxes	34,358	(44,632)	34,473	60,758	19,666	35,417	80.1	84,957
Income tax expense (benefit)	16,320	(373)	9,923	33,033	13,590	30,056	121.2	58,903

Net income (loss)	18,038	(44,259)	24,550	27,725	6,076	5,361	(11.8)	26,054

Less: Net income attributable to noncontrolling interests	267	1,833	6,728	5,643	4,185	2,552	(39.0)	14,471

Net income (loss) attributable to NHI shareholders	17,771	(46,092)	17,822	22,082	1,891	2,809	48.5	11,583

	Yen						% Change	Yen
Per share of common stock:

Basic-
Net income (loss) attributable to NHI shareholders per share	4.93	(12.64)	4.87	6.03	0.51	0.76	49.0	3.18

Diluted-
Net income (loss) attributable to NHI shareholders per share	4.90	(12.65)	4.84	5.92	0.50	0.74	48.0	3.14

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2012
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012 (A)	September 30, 2012 (B)
Net revenue

Business segment information:
Retail	94,189	83,980	79,713	92,376	82,711	80,786	(2.3)	350,258
Asset Management	18,843	15,951	15,301	15,705	16,418	15,439	(6.0)	65,800
Wholesale	139,962	81,570	175,118	158,399	121,883	137,094	12.5	555,049

Subtotal	252,994	181,501	270,132	266,480	221,012	233,319	5.6	971,107
Other	78,649	122,449	137,267	222,580	154,567	156,003	0.9	560,945

Net revenue	331,643	303,950	407,399	489,060	375,579	389,322	3.7	1,532,052

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(2,361)	(2,462)	9,908	(6,325)	12,357	—	3,807

Net revenue	330,365	301,589	404,937	498,968	369,254	401,679	8.8	1,535,859

Non-interest expenses

Business segment information:
Retail	72,176	73,250	69,614	72,088	70,523	69,824	(1.0)	287,128
Asset Management	11,397	11,238	11,058	11,588	11,048	10,879	(1.5)	45,281
Wholesale	155,880	152,223	138,055	146,543	130,434	136,901	5.0	592,701

Subtotal	239,453	236,711	218,727	230,219	212,005	217,604	2.6	925,110
Other	56,554	109,510	151,737	207,991	137,583	148,658	8.0	525,792

Non-interest expenses	296,007	346,221	370,464	438,210	349,588	366,262	4.8	1,450,902

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	296,007	346,221	370,464	438,210	349,588	366,262	4.8	1,450,902

Income (loss) before income taxes

Business segment information:
Retail	22,013	10,730	10,099	20,288	12,188	10,962	(10.1)	63,130
Asset Management	7,446	4,713	4,243	4,117	5,370	4,560	(15.1)	20,519
Wholesale	(15,918)	(70,653)	37,063	11,856	(8,551)	193	—	(37,652)

Subtotal	13,541	(55,210)	51,405	36,261	9,007	15,715	74.5	45,997
Other*	22,095	12,939	(14,470)	14,589	16,984	7,345	(56.8)	35,153

Income (loss) before income taxes	35,636	(42,271)	36,935	50,850	25,991	23,060	(11.3)	81,150

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(2,361)	(2,462)	9,908	(6,325)	12,357	—	3,807

Income (loss) before income taxes	34,358	(44,632)	34,473	60,758	19,666	35,417	80.1	84,957

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2012
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012 (A)	September 30, 2012 (B)
Net gain (loss) related to economic hedging transactions	(1,505)	4,221	7,737	(2,081)	(1,231)	964	—	8,372
Realized gain (loss) on investments in equity securities held for operating purposes	681	(183)	(316)	16	(736)	613	—	198
Equity in earnings of affiliates	3,475	1,970	1,301	3,867	1,273	3,346	162.8	10,613
Corporate items	12,618	(8,616)	(29,037)	(7,094)	6,624	(7,044)	—	(32,129)
Other	6,826	15,547	5,845	19,881	11,054	9,466	(14.4)	48,099

Total	22,095	12,939	(14,470)	14,589	16,984	7,345	(56.8)	35,153

Note: Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc.

Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2012	September 30, 2012
Assets
Current Assets	2,782,409	3,136,477
Fixed Assets	2,655,775	2,403,497

Total Assets	5,438,184	5,539,974

Liabilities
Current Liabilities	1,069,394	882,921
Long-term Liabilities	2,527,391	2,761,515

Total Liabilities	3,596,785	3,644,436

Net Assets
Shareholders’ equity	1,719,153	1,771,804
Valuation and translation adjustments	71,654	80,805
Stock acquisition rights	50,592	42,929

Total Net Assets	1,841,400	1,895,538

Total Liabilities and Net Assets	5,438,184	5,539,974

Nomura Holdings, Inc.

Unconsolidated Statements of Income

(UNAUDITED)

	Millions of yen
	For the six months ended
	September 30, 2011	September 30, 2012
Operating revenue	115,335	149,145
Operating expenses	106,386	97,149

Operating income	8,949	51,996

Non-operating income	1,920	1,297
Non-operating expenses	2,294	4,566

Ordinary income	8,575	48,727

Special profits	7,760	7,075
Special losses	24,892	4,095

Income (loss) before income taxes	(8,557)	51,707

Income taxes - current	2,194	89
Income taxes - deferred	486	10,193

Net income (loss)	(11,237)	41,425

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2013_2q.pdf